The AES Corporation

4300 Wilson Boulevard

Arlington, VA 22203

June 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: The AES Corporation

Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 relating to the offer by The AES Corporation (the “Company”) to exchange newly issued 1.375% Senior Notes due 2026 (the “New 2026 Notes”), for any and all of its outstanding 1.375% Senior Notes due 2026 (the “Old 2026 Notes”) and newly issued 2.450% Senior Notes due 2031 (the “New 2031 Notes” and, together with the New 2026 Notes, the “New Notes”) for any and all of its outstanding 2.450% Senior Notes due 2031 (the “Old 2031 Notes” and, together with the Old 2026, the “Old Notes”), we supplementally confirm to the Staff that the Company is registering the Exchange Offers in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

We represent to the Staff that:

(i) The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offers and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offers. In this regard, the Company will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that if such person is participating in the Exchange Offers for the purpose of participating in a distribution of the New Notes to be acquired in the Exchange Offers, such person (i) could not rely on the Staff position enunciated in its no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(ii) The Company will also make each person participating in the Exchange Offers aware that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offers so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes.

(iii) The Company will also make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes in the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

(iv) The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree, an acknowledgment that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received pursuant to the Exchange Offers.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at (703) 522-1315.

[Signature Page Follows]

Very truly yours,
THE AES CORPORATION

By:	/s/ Gustavo Pimenta
Name: Gustavo Pimenta
Title: Executive Vice President and Chief Financial Officer

cc:	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

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